[PREDIX LETTERHEAD]
October 26, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re:	Predix Pharmaceuticals Holdings, Inc. Registration Statement on Form S-1 (Registration No. 333-127159)
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Predix Pharmaceuticals Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-127159), together with all exhibits and amendments thereto (the “Registration Statement”). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $0.01 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.
     The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
     Please address any questions you may have to Brian Keane at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 348-3093, facsimile number (617) 542-2241.
     Thank you for your assistance with this matter.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
By:	/s/ Michael G. Kauffman
Michael G. Kauffman, M.D., Ph.D.
President and Chief Executive Officer

cc:	Securities and Exchange Commission
  Zafar Hasan
  Suzanne Hayes
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
  William T. Whelan, Esq.
  Brian P. Keane, Esq.
Morrison & Foerster LLP
  Jeffrey S. Marcus, Esq.
Tanisha M. Little, Esq.